EXHIBIT 99.1

2018 Annual General Meeting

Golar LNG Partners LP advises that its 2018 Annual General Meeting will be held on September 26, 2018.  The record date for voting at the Annual General Meeting is set to August 1, 2018.  The notice, agenda and associated material will be distributed prior to the meeting.

Golar LNG Partners LP

Hamilton, Bermuda

July 5, 2018

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.